FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  August 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

Exhibit Index

Exhibit No.               Description

1                Press Release Dated August 6, 2009

EXHIBIT 1

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4

NYSE: TC
TSX: TCM, TCM.WT
August 6, 2009	Frankfurt: A6R

THOMPSON CREEK ANNOUNCES SECOND-QUARTER 2009
FINANCIAL RESULTS AND RESUMPTION OF ENDAKO

EXPANSION PROJECT

Overview (all in U.S. dollars):

•	Molybdenum production rose by 9.8% to 6.7 million pounds in the second quarter of 2009 from 6.1 million pounds in the first quarter.
•	Weighted-average cash costs in the second quarter were reduced by 12.1% to $5.21 per pound produced from $5.93 per pound in the first quarter.
•	2009 guidance remains unchanged for molybdenum production and sales at 22 to 26 million pounds and for cash costs at $5.75 to $7.00 per pound.
•

Total cash, cash equivalents and short-term investments at June 30, 2009 were $262 million, compared with $260.6 million on March 31, 2009. Total debt was reduced to $15.6 million on June 30, 2009 from $16.9 million on March 31, 2009.

•

Average realized price on molybdenum and upgraded product sales declined to $9.41 per pound in the second quarter from $10.14 per pound in the first quarter, although due to recent developments in the molybdenum market, the Company expects its average realized price to be higher in the second half of 2009.

•

Income from mining and processing operations rose to $15.3 million in the second quarter from $12 million in the first quarter. However, due primarily to a foreign exchange loss, the Company recorded a net loss in the second quarter of $0.4 million or $0.00 per basic and diluted common share, compared with net income of $11.2 million or $0.09 per basic and diluted share in the first quarter of 2009.

•

The Board of Directors has approved the resumption of the Endako mill expansion project. As a result, the Company’s estimate of 2009 total capital expenditures has been revised upward to $80 million from previous guidance of $60 million.

Note: A conference call and webcast for analysts and investors is scheduled for Friday, August 7, 2009 at 8:30 a.m. Eastern.

Thompson Creek Metals Company Inc. (“the Company”), one of the world’s largest publicly traded, pure molybdenum producers, today announced financial results for the three and six months ended June 30, 2009 prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless otherwise indicated.

“Thompson Creek’s mining operations generated higher production and lower cash costs in the second quarter of 2009 compared with first-quarter levels and, as a result, the Company is in an excellent position to achieve its production and cost guidance for the year,” said Kevin Loughrey, Chairman and Chief Executive Officer.

“Another positive development for the Company is the recent improvement in molybdenum prices to more than $16 per pound. The price rise didn’t occur early enough to have a significant impact on the Company’s second-quarter sales revenues, which primarily reflected molybdenum market conditions in the March-to-May period when average monthly Metals Week molybdenum oxide prices were in the range of $7.90 to $9.16 per pound.

“The molybdenum price increase will have a positive impact on the Company’s third-quarter financial results and it raises our confidence that a sustained recovery of the molybdenum market is underway,” Mr. Loughrey added.

Due to the molybdenum market improvement, the Company’s Board of Directors has approved the resumption of the Endako mill expansion project, which was postponed in December 2008. The resumption is subject to approval by the joint venture partner. The expansion project will raise the mill’s ore-processing capacity to 55,000 tons from 31,000 tons per day and reduce cash costs per pound of molybdenum produced. The Company’s 75% share of total project capital expenditures are currently estimated at approximately $252 million (including $43 million spent on the project in 2008 and $10 million spent in the first half of 2009). Project completion is expected in 2011.

For 2009, the Company’s total capital expenditures are expected to be $80 million, comprised of sustaining capital expenditures of $38 million (unchanged from previous guidance) and Endako expansion capital expenditures of $42 million (up from previous guidance of $22 million). The remaining estimated Endako expansion project expenditures of approximately $167 million are expected to be incurred in 2010.

Second-Quarter Financial Results

The Company’s revenues declined by 70% to $73.8 million in the second quarter of 2009 from $243.9 million a year earlier primarily due to a 71% decline in the average realized price for molybdenum and upgraded products to $9.41 per pound from $32.68 per pound. Sales volume was slightly higher at 7.5 million pounds in the latest quarter versus 7.3 million pounds a year earlier.

After the deduction of operating, selling, marketing, depreciation, depletion and accretion costs, the Company generated income from mining and processing operations totaling $15.3 million the second quarter, down from $105.4 million a year earlier.

Non-cash charges in the 2009 second quarter included an after-tax compensation charge of $2.8 million, or $0.02 per basic and diluted common share, related to a voluntary stock option surrender program completed in June 2009, which was offset by a tax benefit of $2.8 million, or $0.02 per basic and diluted share, related to the reversal of a tax valuation allowance. In addition, the 2009 second quarter included an after-tax foreign exchange loss of $6.5 million, or $0.05 per basic and fully diluted common share.

Net loss was $0.4 million or $0.00 per basic and diluted common share, compared with a net income of $60.4 million or $0.52 per basic and $0.45 per diluted share in the second quarter of 2008.

The per-share figures are based on a weighted-average number of shares outstanding of 122.5 million (basic and diluted) in the second quarter of 2009, compared with 116.9 million (basic) and 133.9 million (diluted) in the second quarter of 2008. At August 6, 2009, there were 123.1 million common shares, 24.5 million warrants and 5.5 million employee options outstanding.

Second-quarter cash flow from operating activities was $13.4 million, compared with $62.9 million a year earlier.

Selected Consolidated Operations Information

(US$ in millions except per pound and per share amounts – Unaudited)		Three months ended June 30	Six months ended June 30
2009		2008	2009	2008
Operations
Molybdenum production from mines (000’s lb) [1]	6,714	6,184	12,771	11,773
Cash cost ($/lb produced) [2]	$5.21	$8.85	$5.55	$7.75
Molybdenum sold (000’s lb)
Thompson Creek Mine and Endako Mine production	6,505	4,830	13,054	8,912
Product purchased, processed and resold	997	2,500	1,895	6,072
	7,502	7,330	14,949	14,984
Average realized price ($/lb)	$9.41	$32.68	$9.81	$32.69

1 Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”) from the Corporation’s share of the production from the mines; excludes molybdenum processed from purchased product.

2 Weighted-average of Thompson Creek Mine and Endako Mine cash costs represent mining (including all stripping costs), milling, roasting and packaging for molybdenum oxide and HPM produced in the period. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide on site, includes an estimated molybdenum loss and an allocation of roasting and packaging costs from the Langeloth facility.

Capital expenditures totaled $16 million in the second quarter of 2009, comprised of $10.3 million of sustaining capital expenditures and $5.7 million for the Company’s 75% share of capital expenditures for the Endako mill expansion.

Cash, cash equivalents and short-term investments were $262 million on June 30, 2009, compared with $260.6 million at March 31, 2009 and $258 million at December 31, 2008.

The Company’s total debt (primarily equipment loans) on June 30, 2009 was $15.6 million, compared with $16.9 million on March 31, 3009 and $17.3 million on December 31, 2008.

The Company’s mines produced 6.7 million pounds of molybdenum in the second quarter, up from 6.2 million pounds in the second quarter of 2008. The Thompson Creek Mine produced 4.7 million pounds, up from 4.0 million pounds a year earlier, while the Company’s 75% share of the Endako Mine’s production was 2.0 million, compared with 2.2 million pounds a year earlier.

The weighted-average cash costs were $5.21 per pound produced in the second quarter of 2009, compared with $8.85 per pound produced a year earlier. The decline was primarily due to increased production as a result of higher ore grades and recoveries at the Thompson Creek Mine together with lower mining and milling costs from both of the Company’s mines in the latest quarter compared to the 2008 quarter, lower costs for grinding media and consumables, and a favorable change in the Canadian dollar exchange rate. The cash costs include production costs for the mining, milling, roasting and packaging of molybdenum oxide and high-performance molybdenum disulfide (HPM) and deferred stripping costs (mining costs related to future planned production phases).

At the Thompson Creek Mine, cash costs in the second quarter were $5.32 per pound produced (including deferred stripping costs of $1.51 per pound produced), compared with $9.02 per pound produced (including deferred stripping costs of $2.54 per pound produced) a year earlier. The Endako Mine’s cash costs were $4.94 per pound produced, compared with $8.55 per pound produced a year earlier. There were minimal deferred stripping costs at Endako.

First-Half Financial Results

The Company’s revenues in the first six months of 2009 totaled $152.8 million, or 69% lower than the $498.7 million recorded a year earlier.

After the deduction of operating, selling, marketing, depreciation, depletion and accretion costs, the Company generated income from mining and processing operations totaling $27.3 million the first half, down from $182.7 million a year earlier.

Net income was $10.8 million or $0.09 per basic and diluted common share, compared with $107.2 million or $0.93 per basic and $0.82 per diluted share in the first half of 2008.

The per-share figures are based on a weighted-average number of shares outstanding of 122.4 million basic and 122.9 diluted shares in the first half of 2009, compared with 115.2 million (basic) and 131.1 million (diluted) a year earlier.

First-half cash flow from operating activities was $58 million, compared with $126.3 million a year earlier.

Capital expenditures totaled $34.7 million in the first six months of 2009, comprised of $25.2 million of sustaining capital expenditures and $9.5 million for the Company’s 75% share of capital expenditures for the Endako mill expansion.

Historical Summary of Quarterly Results

(US$ in millions except per pound and per share amounts – Unaudited)

	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
	2008	2008	2008	2009	2009
Operations
Mined molybdenum production (000’s lb)	6,184	6,499	7,773	6,057	6,714
Cash cost ($/lb produced) [1]	$8.85	$7.33	$6.01	$5.93	$5.21
Molybdenum sold (000’s lb):
Thompson Creek Mine and Endako Mine production sold	4,830	6,879	6,558	6,549	6,505
Product purchased, processed and resold	2,500	3,044	1,565	898	997
	7,330	9,923	8,123	7,447	7,502
Average realized price ($/lb)	$32.68	$32.85	$21.72	$10.14	$9.41

Financial
Revenue	$243.9	$331.1	$181.6	$78.9	$73.8
Income from mining and processing	$105.4	$159.0	$88.5	$12.0	$15.3
Net income (loss)	$60.4	$100.6	$(24.6)	$11.2	$(0.4)
Income (loss) per share
- basic	$0.52	$0.80	$(0.20)	$0.09	$(0.00)
- diluted	$0.45	$0.74	$(0.20)	$0.09	$(0.00)
Cash flow generated by operating activities	$62.9	$110.3	$181.0	$44.7	$13.4

Outlook

The Company continues to believe that its near-term business is improving and the long-term outlook is positive. During the month of April 2009, molybdenum prices reached a weekly low of $7.83 per pound. Since that time, molybdenum prices have been progressively rising. The Platts Metals Week published average price for molybdenum oxide was $9.16 per pound in May 2009, $10.26 per pound in June 2009, and $12.10 in July 2009.

The Company’s realized sales price averaged $9.41 per pound for the 2009 second quarter and $9.81 per pound for the first six months of 2009. The realized price reflects upgraded product sales as well as sales of molybdenum oxide. Based on current market trends, the Company expects its average realized price to be higher in the second half of 2009 compared to the first half of 2009; however, contract sales typically trail the market price by one month and the Company has fixed the sales price for approximately 2.2 million pounds at an average price of $11.06 per pound for molybdenum oxide over the remainder of the year.

For 2009, the Company’s sales of molybdenum produced from its own mines are expected to be 22 to 26 million pounds, with sales of molybdenum purchased, processed and resold for 2009 expected to be 3 to 4 million pounds (unchanged from previous guidance on June 8, 2009).

Given the recent improvement in the molybdenum market, the Company shortened the planned Thompson Creek and Endako mines shutdown period in July 2009 to two weeks from one month in order to match production with the anticipated level of sales. The Company will continue to monitor market conditions and will remain flexible and ready to adjust production if necessary. For 2009, previous guidance from June 8, 2009 remains unchanged for molybdenum production levels at 22 to 26 million pounds; expected production from the Thompson Creek Mine is 16 to 18 million pounds (unchanged from previous guidance), and the Company’s 75% share of Endako Mine expected production is 6 to 8 million pounds (unchanged from previous guidance).

Additionally, given the improvement in the molybdenum market, in August 2009 the Company’s Board of Directors approved the re-start of the mill expansion project at its 75%-owned Endako Mine, which was postponed in late 2008. The re-start is subject to approval by the joint venture partner. The Company’s 75% share of total project capital expenditures are currently estimated at approximately $252 million, of which $52.9 million had been incurred through June 30, 2009. The Company’s share of capital expenditures for the Endako mill expansion for 2009 are approximately $42 million, which has been revised upward from previous guidance of $22 million.

For 2009, previous guidance on June 8, 2009 remains unchanged for the anticipated average cash cost per pound produced at $5.75 to $7.00 per pound. Anticipated cash cost at the Thompson Creek Mine is $5.50 to $6.50 per pound (unchanged from previous guidance) and at the Endako Mine is $6.50 to $7.50 per pound (unchanged from previous guidance). This assumes a U.S. to Canadian dollar (“CAD”) exchange rate of 1.11 for the second half of 2009. The 2009 Thompson Creek Mine cash cost per pound produced includes approximately $30 million of stripping costs, or $1.65 to $1.90 per pound produced (unchanged from previous guidance), related to future planned production phases. The 2009 Endako Mine operating plan has minimal stripping costs.

Average cash cost per pound produced in the second half of 2009 is expected to be higher than the first half of 2009 primarily due to lower third-quarter production resulting from the two-week shutdown at both mines in July, higher consumables and contract labor costs, increased maintenance costs, and an expected negative impact from the strengthening of the Canadian dollar to the U.S. dollar (converting Canadian dollar costs to U.S. dollar costs).

Foreign exchange loss for the first half of 2009 was $3.9 million. This loss is primarily due to the weakening of the US dollar against the Canadian dollar in the 2009 period on US dollar cash, cash equivalents and short-term investments in entities with the Canadian dollar measurement currency. With other variables unchanged, each $0.10 strengthening (weakening) of the U.S. dollar against the Canadian dollar results in an increase (decrease) of approximately $7 million in net income (loss) for the six month period.

The Company’s share of estimated sustaining capital expenditures in 2009 at both mines and the Langeloth Metallurgical Facility remains unchanged from previous guidance on May 7, 2009 and is expected to be approximately $38 million.

Additional information on the Company’s financial position is available in Thompson Creek’s Financial Statements and Management’s Discussion and Analysis for the period ended June 30, 2009, which will be filed with SEDAR (www.sedar.com) and posted on the Company’s website (www.thompsoncreekmetals.com).

Conference call and webcast

Thompson Creek will hold a conference call for analysts and investors to discuss its first-quarter 2009 financial results on Friday, August 7, 2009 at 8:30 a.m. (Eastern). Kevin Loughrey, Chairman and Chief Executive Officer, and Pamela Saxton, Chief Financial Officer, will be available to answer questions during the call.

To participate in the call, please dial 416-644-3417 or 1-800-731-5774 about five minutes prior to the start of the call. A live audio webcast of the conference call will be available at www.newswire.ca and www.thompsoncreekmetals.com.

An archived recording of the call will be available at 416-640-1917 or 1-877-289-8525 (Passcode 21310335 followed by the number sign) from 10:30 a.m. on August 7 to 11:59 p.m. on August 14. An archived recording of the webcast will also be available at Thompson Creek’s website.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a metallurgical roasting facility in Langeloth, Pennsylvania and a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia. Thompson Creek is evaluating the Mount Emmons Deposit, a high-grade underground molybdenum deposit near Crested Butte, Colorado. Thompson Creek has an option to acquire up to 75% of the property. The Company is continuing to pursue permitting of the Davidson Deposit, a high-grade underground molybdenum deposit near Smithers, B.C. The Company has approximately 750 employees. Its principal executive office is in Denver, Colorado, and it has another executive office in Toronto, Ontario. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Readers should refer to Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

Consolidated Balance Sheets

(US dollars in millions – Unaudited)

	Note	June 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	18	$77.5	$258.0
Short-term investments	4	184.5	–
Accounts receivable	8,17	37.3	55.0
Product inventory	5	42.8	57.1
Material and supplies inventory		35.3	36.2
Prepaid expense and other current assets	8	5.0	6.3
Income and mining taxes recoverable		2.2	1.4
		384.6	414.0
Other assets	8	3.1	3.0
Restricted cash	9	16.0	14.2
Reclamation deposits		29.7	26.9
Property, plant and equipment	6	634.7	594.1
Goodwill		47.0	47.0
		$1,115.1	$1,099.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8,9	$28.1	$36.5
Income and mining taxes payable		2.2	7.5
Current portion of long-term debt	7	5.0	5.6
Future income and mining taxes		6.3	8.1
		41.6	57.7
Long-term debt	7	10.6	11.7
Other liabilities	9	21.3	21.8
Asset retirement obligations	10	24.2	23.3
Future income and mining taxes		163.0	167.2
		260.7	281.7
Shareholders' Equity
Common shares	11	489.5	484.1
Common share warrants	11	35.0	35.0
Contributed surplus		44.1	40.4
Retained earnings		315.1	304.3
Accumulated other comprehensive loss		(29.3)	(46.3)
		854.4	817.5
		$1,115.1	$1,099.2
Commitments and contingencies	13
Measurement uncertainty	2

Consolidated Statements of Operations

(US dollars in millions, except per share amounts – Unaudited)

		Three months ended		Six months ended
	Note	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Revenues
Molybdenum sales	8, 9,17	$71.2	$239.6	$146.7	$489.8
Tolling and calcining		2.6	4.3	6.1	8.9
		73.8	243.9	152.8	498.7
Cost of sales
Operating expenses	8	44.7	125.7	97.9	292.3
Selling and marketing		1.2	2.5	2.7	5.0
Depreciation, depletion and amortization		12.2	9.9	24.2	17.6
Accretion	10	0.4	0.4	0.7	1.1
		58.5	138.5	125.5	316.0
Income from mining and processing		15.3	105.4	27.3	182.7
Other (income) expenses
General and administrative		4.1	5.7	7.8	9.1
Stock-based compensation	12	4.0	6.5	5.4	8.2
Exploration and development	14	1.9	0.3	3.7	1.3
Loss (gain) on foreign exchange		7.1	(1.9)	3.9	(2.7)
Interest and finance fees	7	0.3	8.1	0.5	14.8
Interest income		(0.6)	(0.8)	(1.0)	(1.6)
Other		–	(0.2)	(0.4)	(0.1)
		16.8	17.7	19.9	29.0
Income (loss) before income and mining taxes		(1.5)	87.7	7.4	153.7
Income and mining taxes (recoverable)
Current	15	3.6	25.5	6.9	51.0
Future	15	(4.7)	1.8	(10.3)	(4.5)
		(1.1)	27.3	(3.4)	46.5
Net income (loss)		$(0.4)	$60.4	$10.8	$107.2
Net income (loss) per share	16
Basic		$(0.00)	$0.52	$0.09	$0.93
Diluted		$(0.00)	$0.45	$0.09	$0.82

Consolidated Statements of Comprehensive Income

(US dollars in millions - Unaudited)

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Net income (loss)	$(0.4)	$60.4	$10.8	$107.2
Foreign currency translation adjustments	26.1	1.9	17.0	(9.3)
Comprehensive income	$25.7	$62.3	$27.8	$97.9

Consolidated Statements of Cash Flows

(US dollars in millions – Unaudited)

		Three months ended		Six months ended
	Note	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Operating Activities
Net income (loss)		$(0.4)	$60.4	$10.8	$107.2
Items not affecting cash:
Depreciation, depletion and amortization		12.2	9.9	24.2	17.6
Accretion expense		0.4	0.4	0.7	1.1
Amortization of finance fees		–	4.8	–	5.4
Stock-based compensation		4.0	6.5	5.4	8.2
Future income taxes (recoverable)		(4.7)	1.8	(10.3)	(4.5)
Unrealized loss (gain) on derivative instruments		1.5	(2.4)	1.7	(1.4)
Change in non-cash working capital	18	0.4	(18.5)	25.5	(7.3)
Cash generated by operating activities		13.4	62.9	58.0	126.3
Investing Activities
Short-term investments		(81.5)	–	(181.9)	–
Property, plant and equipment		(13.7)	(20.5)	(41.3)	(28.6)
Deferred stripping costs		(7.1)	(10.1)	(14.4)	(12.9)
Restricted cash		(1.0)	(1.5)	(1.8)	(3.9)
Reclamation deposit		(0.2)	(0.3)	(2.5)	(0.5)
Acquisition cost		–	–	–	(100.0)
Cash used in investing activities		(103.5)	(32.4)	(241.9)	(145.9)
Financing Activities
Proceeds from issuance of common shares		3.7	223.4	3.7	223.8
Repayment of long-term debt		(1.4)	(220.0)	(2.7)	(237.4)
Cash generated (used) by financing activities		2.3	3.4	1.0	(13.6)
Effect of exchange rate changes on cash		5.0	(2.1)	2.4	(1.2)
Increase (decrease) in cash and cash equivalents		(82.8)	31.8	(180.5)	(34.4)
Cash and cash equivalents, beginning of period		160.3	47.5	258.0	113.7
Cash and cash equivalents, end of period		$77.5	$79.3	$77.5	$79.3

For more information, please contact: Wayne Cheveldayoff Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com